NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

VERTICROPTM COMMERCIAL VERTICAL FARMING SYSTEM LAUNCHES TO ACCOLADES AT ITS FIRST LOCATION

INTERNATIONAL INTRODUCTION PIONEERS FIRST OF ITS KIND
VERTICROP™ HYDROPONIC SYSTEM

October 1, 2009, Valcent Products Inc. (the “Company”, or “Valcent”), achieved a critical milestone with the successful launch of the company’s first full scale operating unit of the VertiCropTM commercial vertical farming system at the Paignton Zoo Environmental Park on Wednesday, September 30th. The VertiCropTM Launch at the Paignton Zoo was well attended by media, customers, shareholders, local dignitaries, and Zoo patrons.

Valcent EU reports the company’s vertical farming System has now been successfully in continuous operation for 60 days, validating both operating costs and yields, which many potential customers are reviewing with the company. Valcent products EU is in final negotiations and expects to sell several Verticrop systems this quarter.

Chris Bradford, Managing Director of Valcent EU, noted that the launch represented “a milestone in the history of the company and in worldwide sustainable food production.” Bradford introduced John Craven, respected authority and champion of rural affairs and a leading UK television personality and host of the BBC’s “Countryfile” show, a rural and farming events program, who was awarded the Millennium Honors for service to broadcasting. In his address, Mr. Craven stated, that VertiCrop’s vertical farming system “is a pioneering growing system which will have many uses.  The future of food production will need to answer a fundamental question of food miles and being able to grow enough food.  VertiCrop is one of the answers to those questions.”

In welcoming the invited guests, Simon Tonge, Executive Director of the Paignton Zoo said that this “unique system is the first of its kind in the world which will not only enable the Zoo to make substantial savings on their annual food bills, but also enhance the lives of the Zoo animals by providing them with nutritious fresh fodder grown on site on a year round basis.”  Tonge added, “while during these tough financial times, funding for new projects is virtually non-existent, we were pleased to make an exception by joining Valcent in this venture, not only to benefit from the cost savings it affords us, but because the whole concept ticks so many boxes in terms of our commitment to the environment.”

Click to read the BBC News story on the event titled, Vertical crop system is piloted.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:

Investor Relations                                                                Media Relations
Gerry Jardine or Mike Parker                                              Nancy Tamosaitis
(800) 877-1626 or (888) 506-7979                                        Vorticom Public Relations
or worldwide (604) 630-2941                                               212.532.2208
info@valcent.net                                                                Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.